02 SEP -9 AM 11:47

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

SUPPL

02049854

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

September 3, 2002

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of the printed version of our Interim Report 2/2002 as well as our latest Newsletter: Hannover Re's losses from flood catastrophe within the multi-year average.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Dr. Lutz Köhler

Iris Garbers

Dlw 9/10

Enclosures

Hannover
Rückversicherungs-AG

P.C. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

***The Hannover Re NewsLetter** serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.*

Hannover Re's losses from flood catastrophe within the multi-year average

Hannover, 2 September 2002: Now that the situation in the flooded areas of Central and Eastern Europe is slowly returning to normal, our clients – the primary insurers – have also begun to analyse the resulting damage and to draw up initial estimates of the burden of losses.

The total economic loss produced by the flooding in Europe is currently estimated at approximately EUR 15 billion. Only a small portion of this total loss amount is insured, however. The losses for our company derive mainly from Germany and the Czech Republic, but also from Austria and Italy. Based on our initial insights we anticipate a gross loss burden in the order of EUR 150 million. Taking our own reinsurance into account the burden retained will be well below EUR 100 million before tax. After tax the loss is unlikely to exceed EUR 50 million.

While these losses are certainly significant, the strain for our account for the current year is still within the bounds of our multi-year expectation for natural catastrophe losses. Therefore, we continue to believe our goal for the 2002 financial year of generating EBIT of more than EUR 600 million and net income of around EUR 300 million to be attainable, provided that both capital market movements and any further losses remain within normal bounds.

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

***Hannover Re**, with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health, financial/finite-risk reinsurance as well as program business and maintains business relations with more than 2,000 insurance companies in over 100 countries. Its world-wide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re their second-highest rating of AA ("Very Strong") and A+ ("Superior"), respectively.*

__Der InfoBrief ist__ ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.

Schadenbelastungen aus Flutkatastrophe für Hannover Rück im Rahmen des langjährigen Durchschnitts

Hannover, 2. September 2002: Nachdem sich die Lage in den Hochwassergebieten Mittel- und Osteuropas langsam wieder normalisiert, haben auch unsere Kunden, die Erstversicherer, begonnen, die entstandenen Schäden zu analysieren und erste Schätzungen über die Schadenbelastungen anzustellen.

Der gesamte volkswirtschaftliche Schaden aus der Flutkatastrophe in Europa wird derzeit mit etwa 15 Mrd. EUR beziffert; aber nur ein geringer Teil dieses Schadens ist versichert. Für uns ergeben sich Schadenbelastungen vor allem aus Deutschland und Tschechien, aber auch aus Österreich und Italien. Die Brutto-Schadenerwartung beziffern wir nach ersten Erkenntnissen auf rund 150 Mio. EUR. Unter Berücksichtigung der eigenen Rückversicherung ergibt sich für den Selbstbehalt eine Belastung von deutlich weniger als 100 Mio. EUR vor Steuern. Nach Steuern sollte die Belastung 50 Mio. EUR nicht überschreiten.

Damit fallen diese Schäden durchaus ins Gewicht; allerdings liegen unsere Belastungen im laufenden Jahr noch im Rahmen des langjährigen Erwartungswertes für Katastrophenschäden. Unser Ziel, im Geschäftsjahr 2002 ein operatives Ergebnis (EBIT) von über 600 Mio. EUR und einen Jahresüberschuss von rund 300 Mio. EUR zu erzielen, halten wir daher unverändert für erreichbar, vorausgesetzt, dass sich sowohl die Entwicklung auf den Kapitalmärkten als auch die weitere Schadenbelastung im normalen Rahmen bewegen.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel. 05 11/ 56 04-15 00, Fax 05 11/ 56 04-16 48, e-mail lutz.koehler@hannover-re.com).

__Die Hannover Rück__ ist mit einem Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.

INTERIM REPORT

2/2002

hannover re®

in EUR million	30.6.2002	30.6.2001
Gross written premiums	6 154.3	4 526.4
Net premiums earned	3 327.5	2 797.6
Net underwriting result	(29.1)	(184.1)
Net investment income	380.1	423.4
Operating profit/loss (EBIT)	284.3	215.7
Net income	146.3	118.8
Investments	11 879.9	12 127.2*
Total Stockholders' equity	1 662.2	1 672.0*
Net underwriting provisions	17 390.5	16 984.7*
Earnings per share in EUR**	1.51	1.34
Retention	64.2%	67.4%
Loss ratio***	79.1%	86.8%
Expense ratio***	21.2%	17.7%
Combined ratio***	100.3%	104.5%

* Balance sheet figures as at 31 December 2001
** Stock split in a ratio of 3 for 1 considered (also for previous year's period)
*** Excluding life and health reinsurance and on the basis of net premiums earned

Dear Shareholders, Ladies and Gentlemen,

In the quarter just-ended your company sustained the consistently favourable trend of the previous two quarters.



We exploited the market opportunities with respect to both treaty renewals and new acquisitions in order to write attractive business and enlarge our market share. Despite a difficult capital market climate we were therefore able to generate EBIT of EUR 110.0 million for the second quarter of 2002. Net income for the quarter totalled EUR 56.2 million. For the first half-year 2002 we recorded EBIT of EUR 284.3 million (same period in the previous year: EUR 215.7 million). Consolidated net income for the first half-year amounted to EUR 146.3 million, an increase of 23.2% compared to the same period in the previous year. This corresponds to earnings per share of EUR 1.51 (EUR 1.34). All four business groups contributed to this favourable overall scenario.

Property and casualty reinsurance continues to be our largest-volume business group. The prevailing market conditions here are good, especially in the USA. Adhering to our policy of growing with the cyclical upswing and expanding our market shares, we were able to almost double our gross premium income in property and casualty reinsurance in the first half-year relative to the same period in the previous year.

Yet our intensified activities in property and casualty reinsurance by no means imply that we are neglecting our other business segments. Both life/health reinsurance and financial reinsurance developed highly satisfactorily following a modest start in the first quarter. In program business we were able to achieve a very gratifying expansion of our market position, particularly in the USA.

Our net investment income contracted sharply as anticipated compared to the same period in the previous year, since in the second quarter we were obliged to take write-offs of EUR 54.8 million on our portfolio – including EUR 47.6 million on equities – owing to the depressed state of the capital market. Our modest equity ratio – which we have kept low since 2001 – and the high quality of our bond portfolio proved their worth in this time of crisis on the capital markets.

Below the line we are highly satisfied with the result of the second quarter and hence also with the first half of 2002. The burden of losses associated with the devastating natural catastrophes in Germany, Austria, Italy and the Czech Republic cannot yet be quantified. Nevertheless, assuming that the loss experience otherwise remains within normal bounds and that the situation on the capital markets stabilises, 2002 should be a good year. I continue to believe that our goal of recouping within three years the losses associated with the terrorist attacks of September last year is realistic.

On 15 July we implemented a stock split in a ratio of 3 for 1. The purpose of this move was to improve the liquidity of the share and render it more attractive to smaller investors. Since the beginning of the year our share has comfortably outperformed the Dax, MDax and CDax for insurance stocks as well as the unweighted "Reactions" World Reinsurance Index. Standing at EUR 22.60 on 2 January, the share price peaked on 27 May at EUR 28.27 EUR (+25.1%). Caught up in the broad-based June price slide our share slipped back to EUR 24.00. Although this development can be considered relatively gratifying in the context of the overall market environment, the price level cannot give grounds for satisfaction. Our share is heavily undervalued; this is reflected most notably in the low price/earnings ratio – based on a consensus estimate – of less than 8 for the year 2003. Nevertheless, I hope that our good business prospects for the near and medium term will be recognised by the market and translated into an improved price trend.

On behalf of my colleagues on the Executive Board and myself, I would like to sincerely thank you for your confidence in our company. Your trust is the incentive that drives us to strive unceasingly for the sustained enhancement of your company's value.

Yours sincerely,



Wilhelm Zeller
Chairman of the Executive Board

Boards and Officers of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl Hannover	Chairman
Dr. Paul Wieandt Hof/Saale	Deputy Chairman
Herbert K. Haas Burgwedel	
Karl Heinz Midunsky Munich	
Ass. jur. Otto Müller* Hannover	
Bengt Pihl Mannheim	
Ass. jur. Renate Schaper-Stewart* Lehrte	
Hans-Günter Siegerist* Nienstädt	
Dr. Klaus Sturany Essen	

**Staff representative*

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Michael Pickel Gehrden	
André Arrago Hannover	Deputy Member
Dr. Elke König Hannover	Deputy Member
Ulrich Wallin Hannover	Deputy Member

The Hannover Re Share

The negative trend prevailing on capital markets in the first three months was sustained in the second quarter. Stock indices sank to new record lows, falling even below the level that immediately followed 11 September. Since the beginning of the year the Dow Jones has surrendered about 10% of its value, while the Euro Stoxx has given back 22%. This downward slide was further exacerbated in July, as indices retreated by up to 35%. Most notably, at the end of the second quarter (re)insurance stocks experienced their sharpest declines since the terrorist attacks. The industry index – the CDax for insurance stocks – had already slipped below its September low by the beginning of June 2002; in July the insurance sector had given back as much as 40% of its value compared to the beginning of the year.

Index trend compared to HNR



in %
140
120
100
80
60
40
28 December 2001
15 January 2002
15 February 2002
15 March 2002
15 April 2002
15 May 2002
14 June 2002
15 July 2002
31 July 2002
Hannover Re Share
Dax
CDax for insurance stocks
MDax

In the light of the 3-for-1 stock split all share prices recorded up until 15 July 2002 have been adjusted retrospectively so as to facilitate comparison with current prices.

Comparison of HNR and the "Reactions" World Reinsurance Index



in%
140
120
100
80
60
28 December 2001
15 January 2002
15 February 2002
15 March 2002
15 April 2002
15 May 2002
14 June 2002
15 July 2002
31 July 2002
Hannover Re Share
World Reinsurance Index

The unweighted "Reactions" World Reinsurance Index combines all listed reinsurance companies worldwide. Our strategic objective is to achieve a price trend that outperforms this benchmark on a 3-year moving average.

Since the beginning of the year our share has consistently outperformed the standard benchmark indices. Especially towards the middle of the second quarter, when the majority of German insurance stocks suffered heavily under the adverse capital market trend, our share price held up well. With an increase of 25% relative to the beginning of the year it reached its highest price of EUR 28.27 on 27 May. At the end of the second quarter, however, our share too was dragged down by the general slump on capital markets and fell to EUR 24.00. July was the darkest month for many shares, including our own: its price sank to its lowest point for the year to date on 24 July – touching EUR 19.90 in the course of the day's trading –, although unlike comparable stocks it remained well above its long-time low of September 2001. Furthermore, it was gratifying to observe that our share recovered relatively quickly, moving well clear of the EUR 20 threshold and maintaining this level into the middle of August.

We take as our internal benchmark for a successful price development not the usual stock market indices but rather the unweighted "Reactions" World Reinsurance Index. Since the beginning of 2002 our share has also consistently outperformed this index. By the end of June the improvement in our share was 12.3 percentage points better than this benchmark index.

If we look to the future, the potential of insurance stocks – and especially those of rein-

surers – is plain to see: the terrorist attacks served to streamline the reinsurance sector; smaller players have disappeared from the market. The shortage of capacity on the supply side contrasts with stronger demand, with the result that many treaties were renewed under improved conditions with higher premiums. What is more, the terrorist events were followed by a rise in the need for security, leading to a general surge in demand for reinsurance coverage. For this reason the reinsurance sector is one of the few industries that is currently recording appreciable growth.

Although our share has already outperformed all benchmark indices in the course of the year to date, it still offers exceptionally strong potential. Contrary to warnings released by other European insurance companies, our profit expectations for 2002 remain unchanged. The growth potential offered by the Hannover Re share is further reflected in an extremely low price/earnings ratio – based on a consensus profit estimate of around 8 – for the year 2003. This assessment is also backed by numerous favourable analysts' reports.

On 24 May the Annual General Meeting of our company approved a stock split. This was implemented as at 15 July 2002 in a ratio of 3 for 1, i.e. an investor who previously held ten shares of Hannover Re now has 30 no-par value shares in his securities account. The purpose of such a split is to substantially reduce the stock market price of a single share and hence render it optically more "light-weight". This in turn is intended to increase the liquidity of the share and thereby stimulate demand.

Share information

in EUR	30.6.2002	2001	2000	1999	1998	1997
Earnings per share (diluted)	1.51*	0.11*	12.38	6.86	5.83	3.13***
Dividend per share	–	–	2.30	2.05	1.94	1.74
Corporation-tax credit	–	–	1.09**	0.86	0.24	0.24
Gross dividend	–	–	3.64**	2.91	2.18	1.98

** Stock split in a ratio of 3 for 1 considered*
*** incl. bonus of EUR 0.25*
**** DVFA earnings per share in accordance with German accounting principles*

Security identification number:	840 221
Majority shareholder:	HDI Haftpflichtverband der Deutschen Industrie V.a.G. (75%)
Common stock as at 30 June 2002:	EUR 97,163,.928.00
Number of shares as at 30 June 2002:	97,163,928 no-par value registered shares
Stock split as at 15 July 2002:	Ratio 3 for 1
Capital measure as at 6 June 2002:	Increase of capital stock by EUR 14,365 382.11 out of company funds without issuing new shares
Market capitalisation as at 28 June 2002:	EUR 2,607 million

Business development

Hannover Re again recorded a highly satisfactory development in all its business groups in the second quarter. The advantageous market climate in property and casualty reinsurance, which had prevailed since the last quarter of the previous year, continued unabated in the second quarter of 2002. Despite the difficult state of the capital markets we succeeded in accomplishing our goals. Gross written premiums across all four segments totalled EUR 2,974.7 million in the second quarter. For the first half-year as a whole they reached EUR 6,154.3 million, an increase of 36.0%; this growth would be 3.4 percentage points higher if changes in exchange rates were factored out. EBIT for the second quarter totalled EUR 110.0 million, while net income for the quarter amounted to EUR 56.2 million. In relation to the entire first half-year we therefore generated EBIT of EUR 284.3 million (same period in the previous year: EUR 215.7 million). This enabled us to show consolidated net income of EUR 146.3 million (EUR 118.8 million). Earnings per share for the first half-year stood at EUR 1.51 (EUR 1.34). We thus again achieved our target of increasing each of the aforementioned parameters by a double-digit margin.

Property and casualty reinsurance

Gross written premiums in property and casualty reinsurance amounted to EUR 1,589.7 million in the second quarter, while net premiums earned totalled EUR 813.0 million. For the first half-year as a whole gross written premiums reached EUR 3,334.2 million (EUR 1,747.8 million). This corresponds to growth of 90.8% compared to the first half of 2001. Net premiums earned rose to EUR 1,829.4 million (EUR 1,208.7 million). In the second quarter we again systematically pursued our strategy of growing with the cyclical upswing. Yet our primary focus here is not on volume growth, but rather on enhancing the profitability of the portfolio. We thus succeeded in improving the underwriting result for the first half-year from -EUR 57.6 million in the previous year to EUR 80.3 million in the reporting period. A number of major individual losses were incurred in the second quarter; the resulting strain totalled EUR 41.5 million, corresponding to 5.1% of net premiums. The combined ratio was 100.0% for the second quarter of 2002 and 96.2% for the first half-year as a whole. This corresponds to an improvement of 8.9 percentage points relative to the first half of 2001.

Based on the information currently available to us, the loss reserves that we established for the terrorist attacks of 11 September 2001 continue to be sufficient. We are less susceptible to reserve increases made by our clients due to the fact that our portfolio is composed predominantly of non-proportional treaties and our participations are therefore subject to clear limits. Overall, then, despite a difficult capital market climate we generated second-quarter EBIT of EUR 50.7 million in property and casualty reinsurance; in relation to the first half-year EBIT amounted to EUR 196.2 million (EUR 137.2 million). We thus generated quarterly net income of EUR 14.8 million and net income of EUR 90.7 million (EUR 69.1 million) for the first half-year. This corresponds to an increase of 31.3% compared to the first half-year 2001. Earnings per share in property and casualty reinsurance totalled EUR 0.93 (EUR 0.78) as at 30 June 2002.

Life and health reinsurance

Life and health reinsurance continued to develop as planned in the second quarter of 2002; gross written premiums totalled EUR 520.9 million, while net premiums earned were in the order of EUR 281.5 million. Gross written premiums for the first half-year as a whole grew to EUR 1,098.5 million (EUR 1,076.9 million), although net premiums earned declined slightly

to EUR 797.3 million (EUR 813.8 million). EBIT reached EUR 15.6 million for the second quarter and EUR 22.5 million (EUR 23.8 million) for the first half-year as a whole. Net income for the quarter increased to EUR 12.6 million; it totalled EUR 15.3 million (EUR 13.6 million) for the first half-year. This corresponded to earnings per share for life and health reinsurance of EUR 0.16 (EUR 0.15) as at 30 June 2002.

The half-year result in life and health reinsurance does not provide a reliable indication of the year-end result. This is due to the fact that premiums for life reinsurance treaties with financing components, the area in which our activities are concentrated, tend to accrue increasingly towards the end of each year. In our experience, therefore, the development of premiums and results is considerably more favourable in the third and fourth quarters than in the first half of the year.

Program business

As was already demonstrated by the first quarter, the process of consolidation in program business has proven successful. The business transacted by Clarendon Insurance Group, New York, recorded a gratifying performance, while the cultivation of profitable programs in countries outside the USA also developed as planned.

Gross written premiums in the second quarter totalled EUR 576.5 million and net premiums earned amounted to EUR 193.9 million. For the first half-year as a whole we generated gross written premiums of EUR 1,216.8 (EUR 1,165.0 million) and net premiums earned of EUR 395.9 million (EUR 271.3 million); the level of premiums retained increased sharply compared to the same period in the previous year from 25.3% to 35.8%. EBIT stood at EUR 23.3 million in the second quarter and EUR 36.8 million (EUR 22.8 million) for the first half-year as a whole. We generated net income of EUR 13.9 million for the quarter and EUR 19.3 million (EUR 12.0 million) for the first six months. Compared to the first half-year of 2001 we thus increased net income by 60.8% and as at 30 June 2002 the program business segment showed earnings per share of EUR 0.20 (EUR 0.14).

Financial reinsurance

Gross written premiums in financial reinsurance totalled EUR 287.6 million in the second quarter and EUR 504.7 million (EUR 536.7 million) for the first half-year as a whole. Net premiums earned were in the order of EUR 198.6 million in the quarter just-ended and EUR 304.9 million (EUR 503.8 million) in the first half-year 2002. We thus generated EBIT of EUR 20.4 million and EUR 28.9 million (EUR 31.9 million) on a quarterly and half-yearly basis respectively. Net income totalled EUR 14.9 million for the quarter and EUR 21.0 million for the first half-year (first half-year 2001: EUR 24.1 million). Earnings per share as at 30 June 2002 in the financial reinsurance segment amounted to EUR 0.22 (EUR 0.27). As in life and health reinsurance, however, the trend in premiums and results in the first half-year does not provide a pointer to the development for the year as a whole. As a general rule, demand for financial reinsurance arrangements grows towards the end of the year.

Net investment income

We did not succeed in entirely divorcing ourselves from the development of the market. In the second quarter of 2002 we generated net investment income of EUR 192.3 million; the figure for the first half-year as a whole was EUR 380.1 million, i.e. EUR 43.3 million less than in the first half of 2001. Our decision to reduce our equity ratio at the beginning of 2001 to a very low level – measured by multi-year standards – of currently around 7% proved justified and we also benefited from the high quality of our portfolio of our corporation bonds. Nevertheless, write-offs totalling EUR 54.8 million – thereof EUR 47.6 million on equities – were necessary in the second quarter due to likely permanent diminutions in value. The corporate insolvencies of recent months played only a minor role in this regard. The write-down required as a consequence of the WorldCom insolvency, for example, amounted to just EUR 6 million.

Outlook

Subject to a major loss burden in line with the multi-year average and normal conditions on capital markets, we are confident that we shall succeed in generating a very good overall result for the year.

The trend in property and casualty reinsurance has been highly gratifying since the fourth quarter of 2001. We expect the favourable market situation described above will be sustained beyond 2002.

The development of life and health reinsurance in the first two quarters was within the bounds of our expectations. It is our assumption that the second half-year will bring the accustomed expansion of our premium volume and earnings, and the year-end result in this business segment will be on the anticipated level.

The development of program business in the first half-year shows that we are on course to follow on from past successes. Clarendon will continue to expand its position in US program business and will safeguard its success with the aid of infrastructure measures and controlling systems. The cultivation of program business in other countries is to be systematically pursued. Against the backdrop of these developments we expect a gratifying performance from this segment in the current year.

In financial reinsurance the demand for bespoke solutions is still growing. It is our assumption that the volume of business will expand as the end of the year approaches, although we do not anticipate growth rates on a par with previous years. We expect another highly satisfactory result for the year.

Ordinary investment income is likely to show a favourable trend owing to the increased volume of investments. Assuming that the market develops along normal lines, our portfolio structure should also protect us against any unwelcome surprises. Given the present volatility of the markets, however, it is scarcely possible to make any forecasts with respect to our net investment income.

The most recent natural catastrophes in Germany, Austria, Italy and the Czech Republic have caused devastating economic losses, although only portions thereof were insured. It is too early to make reliable estimates of the precise burden of losses. Nevertheless, we anticipate that the strain for our account will be within the multi-year average for catastrophe losses.

In the light of the trends and expectations outlined above, we stand by our assessment to date: we are targeting EBIT in excess of EUR 600 million. EBIT on this scale would produce net income for the year of around EUR 300 million and earnings per share of more than EUR 3. With the exception of the special tax effects recorded in 2000, this would be the highest net income in the history of Hannover Re.

Assets Figures in EUR thousand	30.6.2002	31.12.2001
Fixed-income securities – held to maturity	396 179	284 070
Fixed-income securities – available for sale	8 262 047	8 422 878
Fixed-income securities – trading	–	46 895
Equity securities – available for sale	908 279	1 021 451
Equity securities – trading	5 406	8 879
Real estate	291 913	311 207
Other invested assets	645 312	578 578
Short-term investments	607 227	622 569
Total investments without cash	11 116 363	11 296 527
Cash	763 582	830 659
Total investments and cash	11 879 945	12 127 186
Prepaid reinsurance premiums	959 964	910 068
Reinsurance recoverables on benefit reserve	528 572	493 650
Reinsurance recoverables on unpaid claims	6 299 987	6 758 763
Reinsurance recoverables on other reserves	116 540	113 017
Deferred acquisition costs	1 387 884	1 196 459
Accounts receivable	3 972 697	3 148 683
Funds held by ceding companies	6 945 428	7 150 799
Goodwill	240 388	263 258
Other assets	395 245	291 574
Accrued interest and rent	202 285	1 941 37
	32 928 935	32 647 594

Liabilities Figures in EUR thousand	30.6.2002	31.12.2001
Loss and loss adjustment expense reserve	18 596 042	18 859 679
Policy benefits for life and health contracts	3 786 102	3 908 584
Unearned premium reserve	2 781 218	2 312 432
Provision for contingent commission	118 964	144 228
Other technical provisions	10 282	35 323
Reinsurance payable	1 687 626	1 336 760
Funds held under reinsurance treaties	1 691 312	1 744 536
Contract deposits	283 017	261 250
Minorities	304 555	307 811
Other liabilities	452 153	460 673
Taxes	77 741	99 070
Provision for deferred taxes	602 024	588 555
Notes payable	756 174	797 148
Surplus debenture	119 532	119 517
Total liabilities	31 266 742	30 975 566
Stockholders' equity		
Common stock	97 164	82 799
Nominal value 97 164 Authorised capital 13 461		
Additional paid-in capital	374 451	388 816
Cumulative comprehensive income		
Unrealised appreciation/depreciation of investments, net of deferred taxes	13 317	31 164
Cumulative foreign currency conversion adjustment, net of deferred taxes	(107 160)	(58 192)
Other changes in cumulative comprehensive income	(15 430)	(15 893)
Total comprehensive income	(109 273)	(42 921)
Retained earnings		
Beginning of period	1 243 334	1 232 615
Net income	146 342	11 084
Dividend paid	–	(69 990)
Other changes	(89 825)	69 625
	1 299 851	1 243 334
Total stockholders' equity	1 662 193	1 672 028
	32 928 935	32 647 594

Figures in EUR thousand	1.4.-30.6.2002	1.1.-30.6.2002	1.1.-30.6.2001
Gross written premiums	2 974 735	6 154 259	4 526 395
Ceded written premiums	1 444 927	2 201 646	1 476 948
Change in gross unearned premiums	(98 935)	(682 794)	(301 991)
Change in ceded unearned premiums	56 123	57 643	50 127
Net premiums earned	1 486 996	3 327 462	2 797 583
Ordinary investment income	245 730	477 300	419 698
Realised gains on investments	34 901	73 331	75 189
Realised losses on investments	8 494	67 806	63 779
Unrealised gains and losses on investments	(17 311)	(15 061)	10 385
Other investment expenses	62 508	87 684	18 052
Net investment income	192 318	380 080	423 441
Other technical income	2 956	12 124	6 776
Total revenues	1 682 270	3 719 666	3 227 800
Claims and claims expenses	1 264 555	2 593 325	2 284 434
Change in policy benefits for life and health contracts	(14 186)	72 240	103 897
Commission and brokerage	160 584	528 561	461 122
Other acquisition costs	(1 405)	1 294	13 771
Other technical expenses	32 521	58 599	46 271
Administrative expenses	61 339	114 711	78 936
Total technical expenses	1 503 408	3 368 730	2 988 431
Other income and expenses	(68 901)	(66 589)	(23 681)
Operating profit/loss (EBIT)	109 961	284 347	215 688
Interest on hybrid capital	14 842	30 232	26 194
Net income before taxes	95 119	254 115	189 494
Taxes	36 545	86 101	59 520
Minority interest	(2 355)	(21 672)	(11 215)
Net income	56 219	146 342	118 759

Figures in EUR thousand	1.4.-30.6.2002	1.1.-30.6.2002	1.1.-30.6.2001
Other comprehensive income			
Net unrealised appreciation/ depreciation of investments	26 365	(17 847)	(67 684)
Cumulative foreign currency conversion adjustments	(49 379)	(48 968)	(38 609)
Other comprehensive income	(5 938)	463	1 018
Net comprehensive income	27 267	79 990	13 484
Earnings per share			
Earnings per share in EUR*	0.58	1.51	1.34
Diluted earnings per share in EUR*	0.58	1.51	1.34

** Stock split in a ratio of 3 for 1 considered (also for previous year's period)*

Figures in EUR thousand	1.1.-30.6.2002	1.1.-31.12.2001
I. Cash flows from operating activities		
Consolidated net income (after tax)	146 342	11 084
Appreciation/depreciation	72 510	54 434
Net realised gains and losses on investments	(5 525)	(55 953)
Amortisation of investments	(5 123)	(2 650)
Changes in funds held	(616 371)	(2 179 236)
Changes in prepaid reinsurance premiums (net)	537 906	603 500
Changes in tax assets/provisions for taxes	15 789	(212 995)
Changes in benefit reserves (net)	57 114	569 958
Changes in claims reserves (net)	1 333 226	2 695 687
Changes in deferred acquisition costs	(249 019)	(482 738)
Changes in other technical provisions	(55 572)	(89 396)
Changes in clearing balances	(562 960)	119 083
Changes in other assets and liabilities (net)	(119 303)	93 182
Cash flows from operating activities	549 014	1 123 960
Income taxes paid (-)/refunded (+)	(16 198)	(97 620)
Interest paid	(74 500)	(88 554)
II. Cash flows from investing activities		
Fixed income securities – held to maturity		
Maturities	2 689	15 705
Purchases	(120 000)	(31 745)
Fixed income securities – available for sale		
Maturities, sales	2 032 817	3 377 429
Purchases	(2 363 615)	(4 986 378)
Equity securities – available for sale		
Sales	101 557	831 694
Purchases	(181 999)	(400 488)
Other invested assets		
Sales	54 892	312 654
Purchases	(126 322)	(300 176)
Affiliated companies and participating interests		
Sales	1 419	26 500
Acquisitions	(15 700)	(53 939)
Real estate		
Sales	–	1 094
Acquisitions	(1 309)	(84 360)
Short-term investments		
Changes	(31 213)	(151 176)
Other changes (net)	(55 584)	(7 972)
Cash flows from investing activities	(702 368)	(1 451 158)

Figures in EUR thousand	1.1.-30.6.2002	1.1.-31.12.2001
III. Cash flows from financing activities		
Inflows from capital increases	–	209 644
Net changes in contract deposits	34 663	156 214
Dividend paid	–	(69 990)
Changes in notes payable	–	350 646
Other changes	–	30 594
Cash flows from financing activities	34 663	677 108
IV. Exchange rate differences on cash	51 614	(1 513)
Change in cash and cash equivalents (I.+II.+III.+IV.)	(67 077)	348 397
Cash and cash equivalents at the beginning of the period	830 659	482 262
Change in cash and cash equivalents *according to cash flow statement*	(67 077)	348 397
Cash and cash equivalents at the end of the period	763 582	830 659

In the following table we have allocated the underwriting assets and liabilities as at 30 June 2002 and 31 December 2001 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/ casualty reinsurance 30.6.2002	Property/ casualty reinsurance 31.12.2001	Life/ health reinsurance 30.6.2002	Life/ health reinsurance 31.12.2001
Assets				
Prepaid reinsurance premiums	231 159	135 664	452	503
Deferred acquisition costs (net)	289 632	218 873	1 010 054	889 117
Reinsurance recoverables on benefit reserves	–	–	528 572	493 650
Reinsurance recoverables on incurred claims and others	3 430 871	3 309 175	154 275	187 807
Funds held by ceding companies	197 884	376 714	2 761 681	3 007 960
Total underwriting assets	4 149 546	4 040 426	4 455 034	4 579 037
Liabilities				
Loss and loss adjustment expense reserve	9 762 322	10 120 457	1 012 238	1 087 888
Policy benefits for life and health contracts	–	–	3 786 102	3 908 584
Unearned premium reserve	1 448 976	1 016 839	28 114	15 926
Other technical provisions	113 790	135 574	22 679	36 661
Funds held under reinsurance treaties	935 765	735 653	271 609	331 418
Total underwriting liabilities	12 260 853	12 008 523	5 120 742	5 380 477

Program business 30.6.2002	Program business 31.12.2001	Financial reinsurance 30.6.2002	Financial reinsurance 31.12.2001	Total 30.6.2002	Total 31.12.2001
701 740	773 901	26 613	–	959 964	910 068
82 349	86 879	5 849	1 590	1 387 884	1 196 459
–	–	–	–	528 572	493 650
2 295 361	2 540 021	536 020	834 777	6 416 527	6 871 780
10 095	34 693	3 975 768	3 731 432	6 945 428	7 150 799
3 089 545	3 435 494	4 544 250	4 567 799	16 238 375	16 622 756
3 085 251	3 107 002	4 736 231	4 544 332	18 596 042	18 859 679
–	–	–	–	3 786 102	3 908 584
1 039 226	1 153 976	264 902	125 691	2 781 218	2 312 432
(12 628)	2 841	5 405	4 475	129 246	179 551
299 539	309 520	184 399	367 945	1 691 312	1 744 536
4 411 388	4 573 339	5 190 937	5 042 443	26 983 920	27 004 782

Segmental statement of income

Figures in EUR thousand	Property/ casualty reinsurance 1.1.-30.6.2002	Property/ casualty reinsurance 1.1.-30.6.2001	Life/ health reinsurance 1.1.-30.6.2002	Life/ health reinsurance 1.1.-30.6.2001
Gross written premiums	3 334 200	1 747 762	1 098 503	1 076 938
Net premiums earned	1 829 422	1 208 717	797 266	813 789
Claims and claims expenses	1 303 225	967 508	592 109	562 423
Change in policy benefits for life and health contracts	–	–	(72 240)	(103 897)
Commission and brokerage and other technical income and expenses	393 241	263 106	146 525	222 979
Investment income	153 046	208 956	71 830	121 269
Administrative expenses	52 617	35 668	20 897	24 199
Other income and expenses	(37 162)	(14 195)	(14 817)	2 264
Operating profit/loss (EBIT)	196 223	137 196	22 508	23 824
Interest on hybrid capital	22 115	18 540	2 410	3 121
Net income before tax	174 108	118 656	20 098	20 703
Taxes	63 777	43 845	6 264	6 504
Minority interest	(19 609)	(5 706)	1 481	(633)
Net income	90 722	69 105	15 315	13 566

Program business 1.1.-30.6.2002	Program business 1.1.-30.6.2001	Financial reinsurance 1.1.-30.6.2002	Financial reinsurance 1.1.-30.6.2001	Total 1.1.-30.6.2002	Total 1.1.-30.6.2001
1 216 842	1 165 006	504 714	536 689	6 154 259	4 526 395
395 923	271 279	304 851	503 798	3 327 462	2 797 583
287 163	204 458	410 828	550 045	2 593 325	2 284 434
–	–	–	–	(72 240)	(103 897)
31 877	27 145	4 687	1 158	576 330	514 388
16 636	10 800	138 568	82 416	380 080	423 441
40 550	16 675	647	2 394	114 711	78 936
(16 212)	(11 017)	1 602	(733)	(66 589)	(23 681)
36 757	22 784	28 859	31 884	284 347	215 688
4 786	2 601	921	1 932	30 232	26 194
31 971	20 183	27 938	29 952	254 115	189 494
11 171	7 343	4 889	1 828	86 101	59 520
(1 526)	(879)	(2 018)	(3 997)	(21 672)	(11 215)
19 274	11 961	21 031	24 127	146 342	118 759

1. General accounting principles

The parent company of Hannover Rückversicherungs-Aktiengesellschaft (Hannover Re) is HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i et seq of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. We have prepared our own consolidated financial statement, although there is no legal obligation to do so, in order to show the activities of the Hannover Re Group.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 30 June 2002 with binding effect for the 2002 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance companies, including our results, are for various reasons not a reliable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they occur. Furthermore, late reported claims for major loss complexes can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including reporting and valuation methods

The quarterly accounts included in the consolidated financial statement were drawn up as at 30 June 2002. The reader is also referred to the corresponding information contained in the consolidated financial statement drawn up as at 31 December 2001.

3. Consolidated companies and consolidation principles

3.1 Consolidated companies

The consolidated financial statement includes Hannover EURO Private Equity Partners II GmbH & Co. KG, Hannover (the participation in the company amounts to 52.8%). HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, Munich/Germany was wound up and the company's assets were transferred to Hannover Re. For further details of the consolidated companies the reader is referred to the corresponding information in the consolidated financial statement drawn up as at 31 December 2001.

3.2 Capital consolidation

At the end of June 2001 the Financial Accounting Standards Board (FASB) adopted the accounting standards SFAS 141 "business combinations" and SFAS 142 "goodwill and other intangible assets". Hannover Re has applied these rules with effect from 1 January 2002. Scheduled depreciation on goodwill was therefore omitted. No unscheduled depreciation was necessary on the basis of the initial application of these standards.

3.3 Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

3.4 Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Acquisitions/new establishments

4.1 Hannover EURO Private Equity Partners II GmbH & Co. KG (HEPEP)

HEPEP commenced business operations on 28 January 2002. The company has capital resources of EUR 8.52 million, in which Hannover Re and E+S Rück each hold participations of 35.21%. The object of the company is to build, hold and manage a portfolio of assets.

5. Notes on the individual items of the balance sheet and statement of income

5.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 (accounting for certain investments in debt and equity securities). The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private equity limited partnerships.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

30.6.2002 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
US Treasury Notes	28 037	1 771	–	29 808
Other foreign government debt securities	2 016	52	–	2 068
Corporate securities	242 322	7 858	208	249 972
Asset-backed securities	86 055	3 769	–	89 824
Other securities	37 749	182	377	37 554
Total	396 179	13 632	585	409 226

31.12.2001 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
US Treasury Notes	32 893	1 573	–	34 466
Other foreign government debt securities	2 289	73	–	2 362
Corporate securities	174 238	8 250	299	182 189
Asset-backed securities	56 031	3 862	–	59 893
Other securities	18 619	36	189	18 466
Total	284 070	13 794	488	297 376

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio, available-for-sale portfolio and trading portfolio as at the balance sheet dates of 30 June 2002 and 31 December 2001

Figures in EUR thousand	30.6.2002		31.12.2001	
	Cost or amortised cost	Estimated fair value	Cost or amortised cost	Estimated fair value
Held-to-maturity				
Due in one year	2 104	5 121	7 950	7 978
Due after one through five years	209 375	220 700	197 670	206 654
Due after five through ten years	161 382	161 931	75 095	64 465
Due after ten years	22 868	21 474	3 355	18 279
Total	396 179	409 226	284 070	297 376
Available-for-sale				
Due in one year	772 490	774 363	800 467	799 807
Due after one through five years	4 025 018	4 069 666	4 571 102	4 631 074
Due after five through ten years	2 265 975	2 293 489	1 815 000	1 859 462
Due after ten years	1 149 747	1 124 529	1 163 738	1 132 535
Total	8 213 230	8 262 047	8 350 307	8 422 878
Trading				
Due after one through five years	–	–	7 832	7 878
Due after five through ten years	–	–	38 789	39 016
Total	–	–	46 620	46 895

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as available for sale and trading

30.6.2002 *Figures in EUR thousand*	*Cost or amortised cost*	*Unrealised gains*	*Unrealised losses*	*Fair value*
Available-for-sale portfolio				
Fixed-income securities				
Government debt securities of EU member states	1 811 174	17 536	8 999	1 819 711
US Treasury Notes	1 364 736	32 176	3 193	1 393 719
Other foreign government debt securities	402 626	6 231	3 837	405 020
Corporate securities	3 168 276	66 854	67 532	3 167 598
Asset-backed securities	753 364	22 763	20 300	755 827
From investment funds	448 076	828	–	448 904
Other securities	264 978	6 328	38	271 268
	8 213 230	152 716	103 899	8 262 047
Dividend-bearing securities				
Equities	279 586	23 035	22 997	279 624
From investment funds	768 820	3 233	145 070	626 983
Other dividend-bearing securities	1 106	566	–	1 672
	1 049 512	26 834	168 067	908 279
Short-term investments	607 227	–	–	607 227
Total	9 869 969	179 550	271 966	9 777 553
Available-for-sale portfolio				
Dividend-bearing securities				
Derivatives	–	5 406	–	5 406
Total	–	5 406	–	5 406

31.12.2001 Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Available-for-sale portfolio				
Fixed-income securities				
Government debt securities of EU member states	1 696 999	20 010	8 453	1 708 556
US Treasury Notes	1 381 566	39 156	2 435	1 418 287
Other foreign government debt securities	383 918	8 075	14 393	377 600
Corporate securities	3 284 762	98 143	64 378	3 318 527
Asset-backed securities	788 316	15 138	16 692	786 762
From investment funds	562 144	–	5 545	556 599
Other securities	252 602	4 930	985	256 547
	8 350 307	185 452	112 881	8 422 878
Dividend-bearing securities				
Equities	309 407	33 027	21 089	321 345
From investment funds	746 787	884	47 993	699 678
Other dividend-bearing securities	728	–	300	428
	1 056 922	33 911	69 382	1 021 451
Short-term investments	622 569	–	–	622 569
Total	10 029 798	219 363	182 263	10 066 898
Trading portfolio				
Fixed-income securities				
Corporate securities	46 620	275	–	46 895
Dividend-bearing securities				
Derivatives	–	9 287	408	8 879
Total	46 620	9 562	408	55 774

Investment income

Figures in EUR	30.6.2002	30.6.2001
Real estate	16 809	12 687
Dividends	24 322	43 383
Ordinary investment income on fixed-income securities	243 941	236 550
Other income	192 228	127 078
Ordinary investment income	477 300	419 698
Realised gains on investments	73 331	75 189
Realised losses from investments	67 806	63 779
Unrealised gains and losses	(15 061)	10 385
Other investment expenses	87 684	18 052
Total investment income	380 080	423 441

5.2 Staff

The number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,868 (31.12.2001: 1,780). Of this number, 705 (31.12.2001: 707) were employed in Germany as at the balance sheet date. The majority of staff were employed at the consolidated Group companies abroad.

5.3 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement and is in accordance with SFAS 130 (reporting of comprehensive income). The stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items which do not impact the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Authorised capital of EUR 0.8 million is available for the issue of employee shares until 31 August 2002.

In addition, authorised but unissued capital of EUR 12.7 million is available until 1 July 2004.

The common stock was increased as of 6 June, 2002 by EUR 14.4 million through a conversion out of the additional paid-in capital.

Consolidated statement of changes in stockholders' equity

30.6.2002 Figures in EUR thousand	*Balance as at 1 January*	*Capital increase/ additions*	*Change in the current period less deferred taxes*	*Change in retained earnings*	*Group stock-holders' equity*	*Minority interests*	*Group stock-holders' equity incl. minority interests*
Common stock	82 799	14 365	–	–	97 164		
Additional paid-in capital	388 816	(14 365)	–	–	374 451		
Cumulative comprehensive income	(42 921)	–	(66 352)	–	(109 273)		
Treasury stock	–	–	–		–		
Retained earnings	1 243 334	–	–	–	1 243 334		
Net income	–	–	–	146 342	146 342		
Dividends paid	–	–	–	–	–		
Other changes	–	–	–	(89 825)	(89 825)		
Total	1 672 028	–	(66 352)	56 517	1 662 193	304 555	1 966 748

31.12.2001 Figures in EUR thousand	*Balance as at 1 January*	*Capital increase/ additions*	*Change in the current period less deferred taxes*	*Change in retained earnings*	*Group stock-holders' equity*	*Minority interests*	*Group stock-holders' equity incl. minority interests*
Common stock	75 493	7 306	–	–	82 799		
Additional paid-in capital	201 794	187 022	–	–	388 816		
Cumulative comprehensive income	63 477	–	(106 398)	–	(42 921)		
Treasury stock	–	–	–	–	–		
Retained earnings	1 232 615	–	–	–	1 232 615		
Net income	–	–	–	11 084	11 084		
Dividends paid	–	–	–	(69 990)	(69 990)		
Other changes	–	–	–	69 625	69 625		
Total	1 573 379	194 328	(106 398)	10 719	1 672 028	307 811	1 979 839

6. Other notes

6.1 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,505.4 million (31.12.2001: EUR 1,403.6 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 3,097.7 million (31.12.2001: EUR 3,314.4 million).

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/
Public Relations

Dr. Lutz Köhler

Telephone +49/511/56 04-15 00
Fax +49/511/56 04-16 48
lutz.Koehler@hannover-re.com

Investor Relations

Holger Verwold

Telephone +49/511/56 04-17 36
Fax +49/511/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/511/56 04-15 02
Fax +49/511/56 04-16 48
gabriele.handrick@hannover-re.com

ZWISCHENBERICHT

2/2002

hannover rück

in Mio. EUR	30.6.2002	30.6.2001
Gebuchte Bruttoprämien	6 154,3	4 526,4
Verdiente Nettoprämien	3 327,5	2 797,6
Versicherungstechnisches Ergebnis	-29,1	-184,1
Kapitalanlageergebnis	380,1	423,4
Operatives Ergebnis (EBIT)	284,3	215,7
Überschuss	146,3	118,8
Kapitalanlagen	11 879,9	12 127,2*
Eigenkapital	1 662,2	1 672,0*
Versicherungstechnische Rückstellungen (netto)	17 390,5	16 984,7*
Ergebnis je Aktie in EUR**	1,51	1,34
Selbstbehalt	64,2 %	67,4 %
Schadenquote***	79,1 %	86,8 %
Kostenquote***	21,2 %	17,7 %
Kombinierte Schaden-/Kostenquote***	100,3%	104,5 %

* Vorjahreszahlen der Bilanz zum 31.12.2001
** Unter Berücksichtigung des Aktiensplits im Verhältnis 1:3 (auch für die Vorjahresperiode)
*** ohne Personen-Rückversicherung und auf der Basis der verdienten Nettoprämie

Verehrte Aktionäre, sehr geehrte Damen und Herren,

Ihre Gesellschaft konnte im abgelaufenen Quartal die überaus positive Entwicklung der beiden vorausgegangenen Quartale fortsetzen.



Wir haben die Marktchancen sowohl bei Vertragserneuerungen als auch bei Neuabschlüssen nutzen können, um attraktives Geschäft zu zeichnen und unseren Marktanteil auszuweiten. Dies hat dazu geführt, dass wir trotz eines schwierigen Kapitalmarkts für das zweite Quartal 2002 ein operatives Ergebnis (EBIT) von 110,0 Mio. EUR erreicht haben. Der Quartalsüberschuss betrug 56,2 Mio. EUR. Für das erste Halbjahr 2002 konnten wir ein operatives Ergebnis (EBIT) von 284,3 Mio. EUR verzeichnen (Vorjahreszeitraum: 215,7 Mio. EUR). Der Konzernüberschuss betrug für das erste Halbjahr 146,3 Mio. EUR, eine Steigerung um 23,2% gegenüber dem Vorjahreszeitraum. Das entspricht einem Ergebnis je Aktie von 1,51 EUR (1,34 EUR). Alle vier strategischen Geschäftsfelder trugen zu diesem positiven Gesamtbild bei.

Die Schaden-Rückversicherung ist nach wie vor unser volumenstärkstes Geschäftsfeld. In diesem Segment finden wir derzeit gute Marktbedingungen vor, besonders in den USA. Nach dem Grundsatz, im Zyklusaufschwung zu wachsen und Marktanteile hinzuzugewinnen, haben wir in der Schaden-Rückversicherung im ersten Halbjahr die Bruttoprämie gegenüber dem Vorjahreszeitraum nahezu verdoppeln können.

Die gesteigerten Aktivitäten in der Schaden-Rückversicherung bedeuten aber nicht, dass wir die anderen Geschäftsfelder vernachlässigen. So entwickelten sich auch die Personen- und die Finanz-Rückversicherung nach dem verhaltenen Start im ersten Quartal sehr zufrieden stellend. Im Programmgeschäft konnten wir unsere Position insbesondere in den USA sehr erfreulich ausbauen.

Unser Kapitalanlageergebnis hat sich erwartungsgemäß gegenüber dem Vergleichszeitraum des Vorjahres deutlich verringert, da wir in Anbetracht des schwachen Kapitalmarktes im zweiten Quartal Abschreibungen in Höhe von 54,8 Mio. EUR auf unser Portfolio vornehmen mussten, davon 47,6 Mio. EUR auf Aktien. Unsere bereits seit 2001 niedrige Aktienquote und die hohe Qualität unseres Bond-Portfolios haben sich in dieser Krisensituation des Kapitalmarktes bewährt.

Unter dem Strich sind wir mit dem Ergebnis des zweiten Quartals und damit auch mit dem ersten Halbjahr 2002 sehr zufrieden. Die Schadenbelastung, die sich aus den verheerenden Naturkatastrophen in Deutschland, Österreich, Italien und Tschechien ergab, läßt sich gegenwärtig noch nicht einschätzen. Vorausgesetzt jedoch, dass die Schadenentwicklung im Übrigen in normalen Bahnen verläuft und die Situation auf den Kapitalmärkten sich stabilisiert, sollte 2002 ein gutes Jahr werden. Ich gehe nach wie vor davon aus, dass unser Ziel, die Schäden der Terroranschläge vom September letzten Jahres innerhalb von drei Jahren zurückzuverdienen, realistisch ist.

Am 15. Juli nahmen wir einen Aktiensplit im Verhältnis 1:3 vor. Dies geschah, um der Aktie mehr Liquidität zu geben, sie „leichter" zu machen. Unsere Aktie entwickelte sich seit Jahresbeginn deutlich besser als der Dax, der MDax und der CDax-Versicherungen

sowie der ungewichtete „Reactions"-Welt-Rückversicherungs-Index. Nach 22,60 EUR am 2. Januar erzielte der Kurs seinen Höchststand mit 28,27 EUR (+25,1 %) am 27. Mai dieses Jahres. Im allgemeinen Abschwung des Juni fiel auch unser Kurs auf 24,00 EUR zurück. Auch wenn diese Entwicklung im Vergleich zum Marktumfeld relativ erfreulich ist, kann das Kursniveau nicht zufrieden stellen. Unsere Aktie ist stark unterbewertet, was sich insbesondere in dem geringen Kurs-Gewinn-Verhältnis niederschlägt: Es liegt auf der Basis einer Consensus-Gewinnschätzung für 2003 unter 8. Ich hoffe aber, dass die guten Geschäftsaussichten für die nahe und mittelfristige Zukunft vom Markt wahrgenommen und in eine bessere Kursentwicklung umgesetzt werden.

Auch im Namen meiner Vorstandskollegen bedanke ich mich herzlich für das Vertrauen in unsere Gesellschaft. Dieses Vertrauen ist uns Ansporn, den Wert Ihres Unternehmens weiterhin nachhaltig zu steigern.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

Verwaltungsorgane der Hannover Rückversicherungs-AG

Aufsichtsrat

Wolf-Dieter Baumgartl Hannover	Vorsitzender
Dr. Paul Wieandt Hof/Saale	Stellv. Vorsitzender
Herbert K. Haas Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller* Hannover	
Bengt Pihl Mannheim	
Ass. jur. Renate Schaper-Stewart* Lehrte	
Hans-Günter Siegerist* Nienstädt	
Dr. Klaus Sturany Essen	

*Arbeitnehmervertreter

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Michael Pickel Gehrden	
André Arrago Hannover	Stellv. Mitglied
Dr. Elke König Hannover	Stellv. Mitglied
Ulrich Wallin Hannover	Stellv. Mitglied

Die Hannover Rück-Aktie

Die bereits in den ersten drei Monaten vorherrschende negative Entwicklung der Kapitalmärkte setzte sich im zweiten Quartal fort.

Indexentwicklung im Vergleich zur HNR



in %
140
120
100
80
60
40
28. Dezember 2001
15. Januar 2002
15. Februar 2002
15. März 2002
15. April 2002
15. Mai 2002
14. Juni 2002
15. Juli 2002
31. Juli 2002
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Unter Berücksichtigung des Aktiensplits im Verhältnis 1:3 wurden alle bis zum 15. Juli 2002 erzielten Aktienkurse rückwirkend angepasst, um die Vergleichbarkeit zum heutigen Stand zu gewährleisten.

Vergleich HNR zum „Reactions" Welt-Rückversicherungs-Index



in %
140
120
100
80
60
28. Dezember 2001
15. Januar 2002
15. Februar 2002
15. März 2002
15. April 2002
15. Mai 2002
14. Juni 2002
15. Juli 2002
31. Juli 2002
Hannover Rück-Aktie
Welt-Rückversicherungs-Index

Der ungewichtete „Reactions" Welt-Rückversicherungs-Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist es, eine Kursentwicklung zu erreichen, die in einem gleitenden 3-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.

Die Aktienindizes erlitten dabei neue Tiefststände, die sogar unter dem Niveau lagen, das nach dem 11. September zu verzeichnen war. Der Wertverlust des Dow Jones betrug seit Jahresbeginn 10 %, der des Euro-Stoxx 22 %. Diese Entwicklung verschärfte sich weiter im Juli, als die Indizes bis zu 35 % nachgaben. Insbesondere (Rück)Versicherungswerte erlebten zum Ende des zweiten Quartals die schärfsten Einbrüche seit dem Terroranschlag. Der Branchenindex CDax-Versicherungen hatte bereits Anfang Juni 2002 sein September-Tief unterschritten; im Juli hatte der Versicherungssektor sogar 40 % gegenüber dem Jahresanfang verloren.

Unsere Aktie entwickelte sich seit Jahresbeginn durchgehend besser als die gängigen Indizes. Insbesondere zur Mitte des zweiten Quartals, als die meisten deutschen Versicherungswerte stark unter der negativen Kapitalmarktentwicklung litten, konnte sich unser Kurs gut behaupten. Mit einer Steigerung von 25 % im Vergleich zum Jahresanfang erzielte er am 27. Mai mit 28,27 EUR seinen Höchstwert. Zum Ende des zweiten Quartals wurde allerdings auch unsere Aktie vom allgemeinen Sog der Kapitalmärkte erfasst und fiel auf 24 EUR. Der Juli war auch für unsere Aktie der schwärzeste Monat: der Kurs sank am 24. Juli mit 19,90 EUR im Tagesverlauf auf seinen Tiefststand seit Jahresbeginn, erreichte jedoch - anders als die Vergleichswerte - nicht annähernd sein Langzeit-Tief vom September 2001. Erfreulich ist zudem, dass sich unsere Aktie relativ schnell erholte, deutlich über die 20-Euro-Marke zurückkehrte und dieses Niveau bis Mitte August aufrecht erhalten konnte.

Unser interner Vergleichsmaßstab für eine erfolgreiche Kursentwicklung sind nicht die gängigen Aktienindizes, sondern der ungewichtete „Reactions" Welt-Rückversicherungs-Index. Seit Beginn des Jahres 2002 zeigt unsere Aktie auch im Vergleich mit diesem Index einen durchgehend besseren Verlauf. Bis Ende Juli entwickelte sich unser Kurs um 12,3 Prozentpunkte besser als der Vergleichsindex.

Ein Blick nach vorn lässt das Potenzial der Versicherungswerte, und hier speziell der Rück-

versicherer, deutlich erkennen: Der Terroranschlag hat zu einer Bereinigung im Rückversicherungssektor geführt; kleinere Anbieter sind vom Markt verschwunden. Dabei steht der Verknappung auf der Angebotsseite eine höhere Nachfrage gegenüber, so dass viele Verträge unter besseren Konditionen mit höheren Prämien erneuert werden konnten. Zudem stieg das Sicherheitsbedürfnis nach dem Terrorereignis, was zu einer generell ansteigenden Nachfrage nach Rückversicherungsschutz führte. Aus diesem Grunde zählt der Rückversicherungssektor zu den wenigen Branchen, die zurzeit nennenswertes Wachstum verzeichnen können.

Trotzdem unsere Aktie im Jahresverlauf bereits alle Vergleichsindizes schlug, beinhaltet sie nach wie vor ein ausgesprochen hohes Potenzial. Entgegen der Ankündigungen anderer europäischer Versicherungsunternehmen bleibt unsere Gewinnerwartung für 2002 unverändert. Das Entwicklungspotential der Hannover Rück-Aktie manifestiert sich darüber hinaus in einem extrem niedrigen Kurs-Gewinn-Verhältnis von rund 8 auf Basis einer Consensus-Gewinnschätzung für das Jahr 2003. Diese Einschätzung belegen auch zahlreiche positive Analystenberichte.

Am 24. Mai beschloss die Hauptversammlung unserer Gesellschaft einen Aktiensplit. Dieser wurde zum 15. Juli 2002 im Verhältnis 1:3 durchgeführt, d. h., wer zuvor zehn Aktien der Hannover Rück besaß, hat nunmehr 30 nennwertlose Stücke in seinem Depot. Ziel eines Splits ist es, den Börsenpreis für eine Aktie wesentlich zu verringern und den Wert somit optisch „leichter" zu gestalten. Damit soll die Liquidität unserer Aktie erhöht werden, was der Nachfrage zu Gute kommen sollte.

Angaben zur Aktie

in EUR	30.6.2002	2001	2000	1999	1998	1997
Ergebnis je Aktie (verwässert)	1,51*	0,11*	12,38	6,86	5,83	3,13***
Ausschüttung je Aktie	–	–	2,30	2,05	1,94	1,74
Körperschaftsteuergutschrift	–	–	1,09**	0,86	0,24	0,24
Bruttoausschüttung	–	–	3,64**	2,91	2,18	1,98

**Aktiensplit im Verhältnis 1:3 berücksichtigt*
*** inkl. Bonus von 0,25 EUR*
**** DVFA-Ergebnis nach deutscher Rechnungslegung*

Wertpapierkennummer:	840 221
Mehrheitsaktionär:	HDI Haftpflichtverband der Deutschen Industrie V.a.G. (75 %)
Grundkapital zum 30. Juni 2002:	97.163.928,00 EUR
Zahl der Aktien zum 30. Juni 2002:	97.163.928 nennwertlose Namensaktien
Aktiensplit am 15. Juli 2002:	Verhältnis 1:3
Kapitalmaßnahme vom 6. Juni 2002:	Erhöhung des Grundkapitals aus Gesellschaftsmitteln über 14.365.382,11 EUR ohne Ausgabe neuer Aktien
Marktkapitalisierung zum 28. Juni 2002:	2.607 Mio. EUR

Geschäftsverlauf

Die Hannover Rück entwickelte sich auch im zweiten Quartal in allen strategischen Geschäftsfeldern sehr zufrieden stellend. Das vorteilhafte Marktumfeld in der Schaden-Rückversicherung, das bereits seit dem letzten Quartal des Vorjahres vorherrschend war, setzte sich im zweiten Quartal 2002 fort. Trotz der problematischen Situation auf den Kapitalmärkten ist es uns gelungen, unsere Ziele zu erreichen. Die gebuchte Bruttoprämie über alle vier Geschäftsfelder betrug im zweiten Quartal 2.974,7 Mio. EUR. Für das gesamte Halbjahr erreichte sie 6.154,3 Mio. EUR, eine Steigerung um 36,0 %; bei gleichbleibenden Währungskursparitäten wäre die Steigerung um 3,4 Prozentpunkte höher gewesen. Das operative Ergebnis (EBIT) betrug im zweiten Quartal 110,0 Mio. EUR. Der Quartalsüberschuss belief sich auf 56,2 Mio. EUR. Auf das gesamte erste Halbjahr bezogen haben wir damit ein operatives Ergebnis (EBIT) von 284,3 Mio. EUR erreicht (Vergleichszeitraum des Vorjahres: 215,7 Mio. EUR). Dies führte zu einem Konzernüberschuss von 146,3 Mio. EUR (118,8 Mio. EUR). Das Ergebnis je Aktie betrug für das erste Halbjahr 1,51 EUR (1,34 EUR). Unser Ziel, die genannten Parameter jeweils zweistellig zu steigern, haben wir damit wieder erreicht.

Schaden-Rückversicherung

In der Schaden-Rückversicherung betrug die gebuchte Bruttoprämie im zweiten Quartal 1.589,7 Mio. EUR, die verdiente Nettoprämie belief sich auf 813,0 Mio. EUR. Für das gesamte erste Halbjahr erreichte die gebuchte Bruttoprämie 3.334,2 Mio. EUR (1.747,8 Mio. EUR). Dies entspricht einer Steigerung um 90,8 % im Vergleich zum ersten Halbjahr 2001. Die verdiente Nettoprämie wuchs auf 1.829,4 Mio. EUR (1.208,7 Mio. EUR). Unsere Strategie, im Zyklusaufschwung zu wachsen, haben wir auch im zweiten Quartal konsequent umgesetzt. Hierbei haben wir allerdings nicht den Volumenzuwachs, sondern vor allem die Profitabilität des Geschäfts im Auge. So ist es uns gelungen, für das erste Halbjahr das versicherungstechnische Ergebnis von -57,6 Mio. EUR im Vorjahr auf 80,3 Mio. EUR zu steigern. Im zweiten Quartal hatten wir einige große Einzelschäden zu verzeichnen; die Belastung belief sich auf 41,5 Mio. EUR; dies entsprach 5,1 % der Nettoprämie. Die kombinierte Schaden-/Kostenquote betrug für das zweite Quartal 100,0 %, und bezogen auf das gesamte Halbjahr lag sie bei 96,2 %. Das entspricht einer Verbesserung zum ersten Halbjahr 2001 um 8,9 Prozentpunkte.

Die für die Terroranschläge vom 11. September 2001 gebildeten Schadenrückstellungen sind nach heutigem Kenntnisstand unverändert ausreichend. Auf Grund der Tatsache, dass unser Portefeuille vornehmlich aus nicht-proportionalen Verträgen besteht und unsere Engagements damit mit klaren Limits ausgestattet sind, sind wir für Reserveerhöhungen unserer Zedenten weniger anfällig. Insgesamt erreichten wir trotz eines schwierigen Kapitalmarktes so im zweiten Quartal ein operatives Ergebnis (EBIT) in der Schaden-Rückversicherung von 50,7 Mio. EUR; auf das erste Halbjahr bezogen betrug das operative Ergebnis (EBIT) 196,2 Mio. EUR (137,2 Mio. EUR). Wir haben damit einen Quartalsüberschuss von 14,8 Mio. EUR und einen Halbjahresüberschuss von 90,7 Mio. EUR (69,1 Mio. EUR) realisiert. Das entspricht einer Steigerung um 31,3 % zum ersten Halbjahr 2001. In der Schaden-Rückversicherung lag der Gewinn je Aktie zum 30. Juni 2002 bei 0,93 EUR (0,78 EUR).

Personen-Rückversicherung

Die Personen-Rückversicherung entwickelte sich auch im zweiten Quartal 2002 plangemäß; die gebuchte Bruttoprämie betrug 520,9 Mio. EUR, die verdiente Nettoprämie lag bei 281,5 Mio. EUR. Im gesamten ersten Halbjahr wuchs die gebuchte Bruttoprämie auf 1.098,5 Mio. EUR (1.076,9 Mio. EUR), die verdiente Nettoprämie sank leicht auf 797,3 Mio. EUR (813,8 Mio. EUR).

Das operative Ergebnis (EBIT) erreichte im zweiten Quartal 15,6 Mio. EUR, in der Halbjahresbetrachtung betrug es 22,5 Mio. EUR (23,8 Mio. EUR). Der Quartalsüberschuss stieg auf 12,6 Mio. EUR; auf das Halbjahr bezogen beträgt er 15,3 Mio. EUR (13,6 Mio. EUR). Dies entsprach für die Personen-Rückversicherung einem Gewinn je Aktie zum 30. Juni 2002 von 0,16 EUR (0,15 EUR).

Das Halbjahresergebnis in der Personen-Rückversicherung lässt keinen zuverlässigen Schluss auf das Ergebnis zum Jahresende zu. Dies liegt daran, dass die Prämien zu Lebensrückversicherungsverträgen mit Finanzierungskomponenten, die den Schwerpunkt unserer Aktivitäten bilden, vermehrt gegen Ende des Jahres anfallen. Erfahrungsgemäß entwickeln sich daher Prämien und Ergebnisse im dritten und vierten Quartal deutlich positiver als in der ersten Jahreshälfte.

Programmgeschäft

Wie bereits das erste Quartal gezeigt hat, ist der Konsolidierungskurs im Programmgeschäft erfolgreich. Das Geschäft der Clarendon Insurance Group, New York, verlief erfreulich, und auch die Entwicklung von profitablen Programmen in Ländern außerhalb der USA gestaltete sich planmäßig.

Die gebuchte Bruttoprämie des zweiten Quartals belief sich auf 576,5 Mio. EUR, die verdiente Nettoprämie betrug 193,9 Mio. EUR. Auf das Halbjahr bezogen konnten wir 1.216,8 Mio. EUR (1.165,0 Mio. EUR) gebuchte Bruttoprämie erreichen und 395,9 Mio. EUR (271,3 Mio. EUR) verdiente Nettoprämie; der Selbstbehalt erhöhte sich im Vergleich zum Vorjahreszeitraum deutlich von 25,3% auf 35,8 %. Das operative Ergebnis (EBIT) lag im zweiten Quartal bei 23,3 Mio. EUR bzw. bei 36,8 Mio. EUR (22,8 Mio. EUR) im gesamten Halbjahr. Dies führte zu einem Quartalsüberschuss von 13,9 Mio. EUR und einem Halbjahresüberschuss in Höhe von 19,3 Mio. EUR (12,0 Mio. EUR). Im Vergleich mit dem ersten Halbjahr 2001 konnten wir den Überschuss um 60,8 % steigern und zum 30. Juni 2002 im Programmgeschäft einen Gewinn je Aktie von 0,20 EUR (0,14 EUR) erzielen.

Finanz-Rückversicherung

Die gebuchte Bruttoprämie in der Finanz-Rückversicherung betrug im zweiten Quartal 287,6 Mio. EUR und im gesamten ersten Halbjahr 504,7 Mio. EUR (536,7 Mio. EUR). Die verdiente Nettoprämie lag bei 198,6 Mio. EUR im abgelaufenen Quartal bzw. bei 304,9 Mio. EUR (503,8 Mio. EUR) im ersten Halbjahr 2002. Damit konnten wir ein operatives Ergebnis (EBIT) auf Quartalsbasis von 20,4 Mio. EUR und auf Halbjahresbasis von 28,9 Mio. EUR (31,9 Mio. EUR) erwirtschaften. Das führte zu 14,9 Mio. EUR Quartalsüberschuss und zu 21,0 Mio. EUR Halbjahresüberschuss (erstes Halbjahr 2001: 24,1 Mio. EUR). Der Gewinn je Aktie zum 30. Juni 2002 in der Finanz-Rückversicherung betrug 0,22 EUR (0,27 EUR). Die Entwicklung von Prämie und Ergebnis des ersten Halbjahres lässt allerdings, wie in der Personen-Rückversicherung, keinen Rückschluss auf die Entwicklung des gesamten Jahres zu. Finanz-Rückversicherungsverträge werden in der Regel stärker zum Ende eines Jahres nachgefragt.

Kapitalanlageergebnis

Es ist uns nicht gelungen, uns vollständig von der Entwicklung des Marktes zu lösen. Im zweiten Quartal 2002 realisierten wir ein Kapitalanlageergebnis von 192,3 Mio. EUR; im gesamten ersten Halbjahr betrug es 380,1 Mio. EUR, 43,3 Mio. EUR weniger als im ersten Halbjahr 2001. Bewährt hat sich, dass wir bereits Anfang 2001 unsere Aktienquote auf ein im langjährigen

Vergleich sehr niedriges Niveau von heute etwa 7 % verringert haben und dass unser Bestand an Industrie-Schuldverschreibungen von hoher Qualität ist. Trotzdem war es aber notwendig, im zweiten Quartal Abschreibungen wegen voraussichtlich dauerhafter Wertminderungen in Höhe von 54,8 Mio. EUR vorzunehmen. Davon entfielen 47,6 Mio. EUR auf Aktien. Dabei spielten die Unternehmensinsolvenzen der letzten Monate nur eine untergeordnete Rolle. So beläuft sich der Abschreibungsbedarf aus der WorldCom-Insolvenz auf lediglich rund 6 Mio. EUR.

Ausblick

Wir sind zuversichtlich, dass es uns gelingen wird, das Jahr – eine Großschadenbelastung im langjährigen Durchschnitt und normale Verhältnisse auf den Kapitalmärkten unterstellt – mit einem sehr guten Gesamtergebnis abzuschließen.

Die Schaden-Rückversicherung zeigt seit dem vierten Quartal 2001 eine sehr erfreuliche Entwicklung. Wir rechnen damit, dass die geschilderte Marktsituation auch über das Jahr 2002 hinaus anhalten wird.

Die Personen-Rückversicherung entwickelte sich in den ersten zwei Quartalen im Rahmen unserer Erwartungen. Wir gehen davon aus, dass das zweite Halbjahr die gewohnte Ausdehnung von Volumen und Ertrag bringen wird und wir das Jahr in diesem Geschäftsfeld im Rahmen unserer Ergebniserwartungen abschließen werden.

Im Programmgeschäft zeigt die Entwicklung des ersten Halbjahres, dass wir auf dem Weg sind, an die Erfolge der Vergangenheit anzuknüpfen. Die Clarendon wird ihre Position im US-Programmgeschäft weiter ausbauen und durch Infrastrukturmaßnahmen und Controllingsysteme den Erfolg sicherstellen. Die Etablierung des Programmgeschäftes in anderen Ländern wird konsequent fortgesetzt. Vor dem Hintergrund dieser Entwicklungen erwarten wir ein erfreulich verlaufendes Jahr in diesem Geschäftsfeld.

In der Finanz-Rückversicherung ist die Nachfrage nach maßgeschneiderten Lösungen weiterhin steigend. Wir gehen davon aus, dass sich das Geschäftsvolumen zum Jahresende hin vergrößern wird, wenngleich wir nicht von den Zuwachsraten der Vorjahre ausgehen können. Ergebnismäßig rechnen wir wiederum mit einem sehr erfreulichen Jahr.

Das laufende Kapitalanlageergebnis wird sich voraussichtlich auf Grund des steigenden Kapitalanlagevolumens positiv entwickeln. Im Übrigen sollte uns unsere Portefeuille-Struktur – eine normale Entwicklung des Marktes vorausgesetzt – vor Überraschungen schützen. Eine Prognose des Kapitalanlageergebnisses ist jedoch in Anbetracht der derzeitigen Volatilität der Märkte kaum möglich.

Die jüngsten Naturkatastrophen in Deutschland, Österreich, Italien und Tschechien haben zu verheerenden volkswirtschaftlichen Schäden geführt, von denen allerdings nur ein Teil versichert war. Zuverlässige Schätzungen der konkreten Schadenbelastung sind derzeit noch nicht möglich. Wir gehen aber davon aus, dass sich unsere Belastung im Rahmen des langjährigen Durchschnitts für Katastrophenschäden bewegen wird.

Vor dem Hintergrund der geschilderten Entwicklungen und Erwartungen bleiben wir bei der bisherigen Einschätzung: Wir streben ein operatives Ergebnis (EBIT) von mehr als 600 Mio. EUR an. Ein solches Ergebnis führt zu einem Jahresüberschuss von rund 300 Mio. EUR und einem Gewinn je Aktie von mehr als 3 EUR. Abgesehen von den steuerlichen Sondereffekten des Jahres 2000 wäre dies der höchste Überschuss in der Geschichte der Hannover Rück.

Aktiva in TEUR	30.6.2002	31.12.2001
Festverzinsliche Wertpapiere – Dauerbestand	396 179	284 070
Festverzinsliche Wertpapiere – dispositiver Bestand	8 262 047	8 422 878
Festverzinsliche Wertpapiere – Handelsbestand	–	46 895
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	908 279	1 021 451
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	5 406	8 879
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	291 913	311 207
Sonstige Kapitalanlagen	645 312	578 578
Kurzfristige Anlagen	607 227	622 569
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	11 116 363	11 296 527
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	763 582	830 659
Kapitalanlagen	11 879 945	12 127 186
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	959 964	910 068
Anteil der Rückversicherer an der Deckungsrückstellung	528 572	493 650
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	6 299 987	6 758 763
Anteile der Rückversicherer an sonstigen Rückstellungen	116 540	113 017
Abgegrenzte Abschlusskosten	1 387 884	1 196 459
Abrechnungsforderungen	3 972 697	3 148 683
Depotforderungen	6 945 428	7 150 799
Geschäfts- und Firmenwert	240 388	263 258
Sonstige Vermögensgegenstände	395 245	291 574
Abgegrenzte Zinsen und Mieten	202 285	194 137
	32 928 935	32 647 594

Passiva in TEUR	30.6.2002	31.12.2001
Rückstellung für noch nicht abgewickelte Versicherungsfälle	18 596 042	18 859 679
Deckungsrückstellung	3 786 102	3 908 584
Rückstellung für Prämienüberträge	2 781 218	2 312 432
Rückstellungen für Gewinnanteile	118 964	144 228
Sonstige versicherungstechnische Rückstellungen	10 282	35 323
Abrechnungsverbindlichkeiten	1 687 626	1 336 760
Depotverbindlichkeiten	1 691 312	1 744 536
Depotverbindlichkeiten aus Finanzierungsgeschäften	283 017	261 250
Ausgleichsposten für Anteile der anderen Gesellschafter	304 555	307 811
Andere Verbindlichkeiten	452 153	460 673
Steuerverbindlichkeiten	77 741	99 070
Rückstellung für latente Steuern	602 024	588 555
Begebene Anleihen	756 174	797 148
Genussrechtskapital	119 532	119 517
Verbindlichkeiten	31 266 742	30 975 566
Eigenkapital		
Gezeichnetes Kapital	97 164	82 799
Nominalwert 97 164 Genehmigtes Kapital 13 461		
Kapitalrücklagen	374 451	388 816
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern	13 317	31 164
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern	-107 160	-58 192
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	-15 430	-15 893
Summe nicht ergebniswirksame Eigenkapitalanteile	-109 273	-42 921
Gewinnrücklagen		
Anfangsbestand	1 243 334	1 232 615
Überschuss	146 342	11 084
Gezahlte Dividende	–	-69 990
Sonstige Veränderungen	-89 825	69 625
	1 299 851	1 243 334
Eigenkapital	1 662 193	1 672 028
	32 928 935	32 647 594

KONZERN-GEWINN- UND VERLUSTRECHNUNG *für die Zeit vom 1.1. bis 30.6.2002*

in TEUR	1.4.-30.6.2002	1.1.-30.6.2002	1.1.-30.6.2001
Gebuchte Bruttoprämien	2 974 735	6 154 259	4 526 395
Gebuchte Rückversicherungsprämien	1 444 927	2 201 646	1 476 948
Veränderung der Bruttoprämienüberträge	-98 935	-682 794	-301 991
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	56 123	57 643	50 127
Verdiente Prämien für eigene Rechnung	1 486 996	3 327 462	2 797 583
Ordentliche Kapitalanlageerträge	245 730	477 300	419 698
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	34 901	73 331	75 189
Realisierte Verluste aus dem Abgang von Kapitalanlagen	8 494	67 806	63 779
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	-17 311	-15 061	10 385
Sonstige Kapitalanlageaufwendungen	62 508	87 684	18 052
Kapitalanlageergebnis	192 318	380 080	423 441
Sonstige versicherungstechnische Erträge	2 956	12 124	6 776
Erträge insgesamt	1 682 270	3 719 666	3 227 800
Aufwendungen für Versicherungsfälle	1 264 555	2 593 325	2 284 434
Veränderung der Deckungsrückstellung	-14 186	72 240	103 897
Aufwendungen für Provisionen und Gewinnanteile	160 584	528 561	461 122
Sonstige Abschlusskosten	-1 405	1 294	13 771
Sonstige versicherungstechnische Aufwendungen	32 521	58 599	46 271
Aufwendungen für den Versicherungsbetrieb	61 339	114 711	78 936
Versicherungstechnische Aufwendungen für eigene Rechnung	1 503 408	3 368 730	2 988 431
Übriges Ergebnis	-68 901	-66 589	-23 681
Operatives Ergebnis (EBIT)	109 961	284 347	215 688
Zinsen auf Hybridkapital	14 842	30 232	26 194
Ergebnis vor Steuern	95 119	254 115	189 494
Steueraufwand	36 545	86 101	59 520
Anderen Gesellschaftern zustehendes Ergebnis	-2 355	-21 672	-11 215
Überschuss	56 219	146 342	118 759

in TEUR	1.4.-30.6.2002	1.1.-30.6.2002	1.1.-30.6.2001
Nicht ergebniswirksame Veränderungen des Eigenkapitals			
Veränderungen der nicht realisierten Kursgewinne/-verluste aus Kapitalanlagen	26 365	-17 847	-67 684
Gewinn/Verlust aus Währungsumrechnungen	-49 379	-48 968	-38 609
Übrige nicht ergebniswirksame Eigenkapitalveränderungen	-5 938	463	1 018
Gesamt	27 267	79 990	13 484
Ergebnis je Aktie			
Gewinn je Aktie in EUR*	0,58	1,51	1,34
Verwässerter Gewinn je Aktie in EUR (modifiziert um Teileinzahlungen)*	0,58	1,51	1,34

** unter Berücksichtigung des Aktiensplits im Verhältnis 1:3 (auch für die Vorjahresperiode)*

in TEUR	1.1.-30.6.2002	1.1.-31.12.2001
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Konzernergebnis nach Steuern	146 342	11 084
Abschreibungen/Zuschreibungen	72 510	54 434
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-5 525	-55 953
Amortisationen	-5 123	-2 650
Veränderungen der Depotforderungen/-verbindlichkeiten	-616 371	-2 179 236
Veränderung der Rückstellungen für Prämienüberträge	537 906	603 500
Veränderung der Steuerforderungen/-verbindlichkeiten	15 789	-212 995
Veränderung der Deckungsrückstellungen	57 114	569 958
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	1 333 226	2 695 687
Veränderung der abgegrenzten Abschlusskosten	-249 019	-482 738
Veränderung der übrigen versicherungstechnischen Rückstellungen	-55 572	-89 396
Veränderung der Abrechnungssalden	-562 960	119 083
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	-119 303	93 182
Kapitalfluss aus laufender Geschäftstätigkeit	549 014	1 123 960
Ertragsteuern	-16 198	-97 620
Zinszahlungen	-74 500	-88 554
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	2 689	15 705
Käufe	-120 000	-31 745
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	2 032 817	3 377 429
Käufe	-2 363 615	-4 986 378
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	101 557	831 694
Zukäufe	-181 999	-400 488
Andere Kapitalanlagen		
Verkäufe	54 892	312 654
Zukäufe	-126 322	-300 176
Verbundene Unternehmen und Beteiligungen		
Verkäufe	1 419	26 500
Neuerwerb	-15 700	-53 939
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	–	1 094
Neuerwerb	-1 309	-84 360
Kurzfristige Kapitalanlagen		
Veränderung	-31 213	-151 176
Übrige Veränderungen	-55 584	-7 972
Kapitalfluss aus Investitionstätigkeit	-702 368	-1 451 158

in TEUR	1.1.-30.6.2002	1.1.-31.12.2001
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	–	209 644
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	34 663	156 214
Gezahlte Dividende	–	-69 990
Veränderung der begebenen Anleihen	–	350 646
Andere Veränderungen	–	30 594
Kapitalfluss aus Finanzierungstätigkeit	34 663	677 108
IV. Währungskursdifferenzen	51 614	-1 513
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	-67 077	348 397
Flüssige Mittel am Anfang der Periode	830 659	482 262
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	-67 077	348 397
Flüssige Mittel am Ende der Periode	763 582	830 659

In der nachfolgenden Tabelle haben wir die versicherungstechnischen Aktiva und Passiva zum 30. Juni 2002 und 31. Dezember 2001 nach Eliminierung der konzerninternen segmentübergreifenden Geschäftsvorfälle unseren Segmenten zugeordnet.

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	Schaden-Rückversicherung 30.6.2002	Schaden-Rückversicherung 31.12.2001	Personen-Rückversicherung 30.6.2002	Personen-Rückversicherung 31.12.2001
Aktiva				
Anteile der Rückversicherer an den Prämienüberträgen	231 159	135 664	452	503
Abgegrenzte Abschlusskosten (netto)	289 632	218 873	1 010 054	889 117
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	528 572	493 650
Anteile der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	3 430 871	3 309 175	154 275	187 807
Depotforderungen	197 884	376 714	2 761 681	3 007 960
Gesamt	4 149 546	4 040 426	4 455 034	4 579 037
Passiva				
Schadenrückstellungen	9 762 322	10 120 457	1 012 238	1 087 888
Deckungsrückstellung	–	–	3 786 102	3 908 584
Rückstellung für Prämienüberträge	1 448 976	1 016 839	28 114	15 926
Übrige versicherungstechnische Rückstellungen	113 790	135 574	22 679	36 661
Depotverbindlichkeiten	935 765	735 653	271 609	331 418
Gesamt	12 260 853	12 008 523	5 120 742	5 380 477

Programmgeschäft 30.6.2002	Programmgeschäft 31.12.2001	Finanz-Rückversicherung 30.6.2002	Finanz-Rückversicherung 31.12.2001	Gesamt 30.6.2002	Gesamt 31.12.2001
701 740	773 901	26 613	–	959 964	910 068
82 349	86 879	5 849	1 590	1 387 884	1 196 459
–	–	–	–	528 572	493 650
2 295 361	2 540 021	536 020	834 777	6 416 527	6 871 780
10 095	34 693	3 975 768	3 731 432	6 945 428	7 150 799
3 089 545	3 435 494	4 544 250	4 567 799	16 238 375	16 622 756
3 085 251	3 107 002	4 736 231	4 544 332	18 596 042	18 859 679
–	–	–	–	3 786 102	3 908 584
1 039 226	1 153 976	264 902	125 691	2 781 218	2 312 432
-12 628	2 841	5 405	4 475	129 246	179 551
299 539	309 520	184 399	367 945	1 691 312	1 744 536
4 411 388	4 573 339	5 190 937	5 042 443	26 983 920	27 004 782

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung 1.1.-30.6.2002	Schaden-Rückversicherung 1.1.-30.6.2001	Personen-Rückversicherung 1.1.-30.6.2002	Personen-Rückversicherung 1.1.-30.6.2001
Gebuchte Bruttoprämien	3 334 200	1 747 762	1 098 503	1 076 938
Verdiente Prämien für eigene Rechnung	1 829 422	1 208 717	797 266	813 789
Aufwendungen für Versicherungsfälle für eigene Rechnung	1 303 225	967 508	592 109	562 423
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	-72 240	-103 897
Aufwendungen für Provisionen und Gewinnanteile und für sonstiges versicherungstechnisches Ergebnis für eigene Rechnung	393 241	263 106	146 525	222 979
Kapitalanlageergebnis	153 046	208 956	71 830	121 269
Aufwendungen für den Versicherungsbetrieb	52 617	35 668	20 897	24 199
Übriges Ergebnis	-37 162	-14 195	-14 817	2 264
Operatives Ergebnis (EBIT)	196 223	137 196	22 508	23 824
Zinsen auf Hybridkapital	22 115	18 540	2 410	3 121
Ergebnis vor Steuern	174 108	118 656	20 098	20 703
Steueraufwand	63 777	43 845	6 264	6 504
Anderen Gesellschaftern zustehendes Ergebnis	-19 609	-5 706	1 481	-633
Überschuss	90 722	69 105	15 315	13 566

Programmgeschäft 1.1.-30.6.2002	Programmgeschäft 1.1.-30.6.2001	Finanz-Rückversicherung 1.1.-30.6.2002	Finanz-Rückversicherung 1.1.-30.6.2001	Gesamt 1.1.-30.6.2002	Gesamt 1.1.-30.6.2001
1 216 842	1 165 006	504 714	536 689	6 154 259	4 526 395
395 923	271 279	304 851	503 798	3 327 462	2 797 583
287 163	204 458	410 828	550 045	2 593 325	2 284 434
–	–	–	–	-72 240	-103 897
31 877	27 145	4 687	1 158	576 330	514 388
16 636	10 800	138 568	82 416	380 080	423 441
40 550	16 675	647	2 394	114 711	78 936
-16 212	-11 017	1 602	-733	-66 589	-23 681
36 757	22 784	28 859	31 884	284 347	215 688
4 786	2 601	921	1 932	30 232	26 194
31 971	20 183	27 938	29 952	254 115	189 494
11 171	7 343	4 889	1 828	86 101	59 520
-1 526	-879	-2 018	-3 997	-21 672	-11 215
19 274	11 961	21 031	24 127	146 342	118 759

1. Allgemeine Aufstellungsgrundsätze

Die Muttergesellschaft der Hannover Rückversicherungs-Aktiengesellschaft (Hannover Rück) ist der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen. Um die Aktivitäten des Hannover Rück-Konzerns darzustellen, haben wir, ohne dass eine gesetzliche Verpflichtung besteht, einen eigenen Konzernabschluss erstellt.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles „US GAAP") erstellt.

Alle vom Financial Accounting Standards Board (FASB) bis zum 30. Juni 2002 verabschiedeten Statements of Financial Accounting Standards (SFAS), deren Anwendung für das Geschäftsjahr 2002 bindend waren, haben wir in dem Konzernabschluss berücksichtigt.

Die Quartalsergebnisse von Rückversicherungsunternehmen und damit auch die der Hannover Rück sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und anderen Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 30. Juni 2002 aufgestellt. Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2001.

3. Konsolidierungskreis und -grundsätze

3.1 Konsolidierungskreis

Erstmals voll konsolidiert wurde die Hannover EURO Private Equity Partners II GmbH & Co. KG, Hannover (die Höhe des Anteils am Kapital der Gesellschaft beträgt 52,8 %). Die HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, München/Deutschland ist aufgelöst worden, und das Vermögen der Gesellschaft auf die Hannover Rück übertragen worden. Hinsichtlich der weiteren Angaben zum Konsolidierungskreis verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2001.

3.2 Kapitalkonsolidierung

Ende Juni 2001 hat der Financial Accounting Standards Board (FASB) die Bilanzierungsstandards SFAS 141 „Business Combinations" und SFAS 142 „Goodwill and Other Intangible Assets" verabschiedet. Die Hannover Rück wendet diese Regelungen seit dem 1. Januar 2002 an. Dementsprechend wurden planmäßige Abschreibungen auf den Geschäfts- oder Firmenwert nicht mehr vorgenommen. Aus der Erstanwendung dieser Standards waren keine außerplanmäßigen Abschreibungen vorzunehmen.

3.3 Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

3.4 Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Akquisitionen/Neugründungen

4.1 Hannover EURO Private Equity Partners II GmbH & Co. KG (HEPEP)

Die HEPEP hat am 28. Januar 2002 den Geschäftsbetrieb aufgenommen. Die Gesellschaft ist mit 8,52 Mio. EUR Kapital ausgestattet, an dem die Hannover Rück und die E+S Rück je 35,21 % halten. Der Zweck der Gesellschaft liegt im Aufbau, Halten und Verwalten eines Portefeuilles von Kapitalanlagen.

5. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

5.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgte gemäß SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities). Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Held-To-Maturity), werden zu Anschaffungskosten zuzüglich bzw. abzüglich erfolgswirksamer Amortisationen bewertet (Amortised Costs). Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht (Available-For-Sale), werden zum Marktwert bewertet. Die Zuschreibung der Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) erfolgt ergebnisneutral.

Festverzinsliche Wertpapiere des Handelsbestands (Trading) werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Fortgeführte Anschaffungskosten unrealisierte Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen (Held-To-Maturity)

30.6.2002 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel der US-Regierung	28 037	1 771	–	29 808
Schuldtitel anderer ausländischer Staaten	2 016	52	–	2 068
Schuldtitel von Unternehmen	242 322	7 858	208	249 972
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	86 055	3 769	–	89 824
Andere Wertpapiere	37 749	182	377	37 554
Gesamt	396 179	13 632	585	409 226

31.12.2001 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel der US-Regierung	32 893	1 573	–	34 466
Schuldtitel anderer ausländischer Staaten	2 289	73	–	2 362
Schuldtitel von Unternehmen	174 238	8 250	299	182 189
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	56 031	3 862	–	59 893
Andere Wertpapiere	18 619	36	189	18 466
Gesamt	284 070	13 794	488	297 376

Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands, des dispositiven Bestands und des Handelsbestands zu den Stichtagen 30. Juni 2002 und 31. Dezember 2001

in TEUR	30.6.2002 Fortgeführte Anschaffungskosten	30.6.2002 Marktwert	31.12.2001 Fortgeführte Anschaffungskosten	31.12.2001 Marktwert
Dauerbestand				
innerhalb eines Jahres	2 104	5 121	7 950	7 978
zwischen einem und fünf Jahren	209 375	220 700	197 670	206 654
zwischen fünf und zehn Jahren	161 832	161 931	75 095	64 465
nach mehr als zehn Jahren	22 868	21 474	3 355	18 279
Gesamt	396 179	409 226	284 070	297 376
Dispositiver Bestand				
innerhalb eines Jahres	772 490	774 363	800 467	799 807
zwischen einem und fünf Jahren	4 025 018	4 069 666	4 571 102	4 631 074
zwischen fünf und zehn Jahren	2 265 975	2 293 489	1 815 000	1 859 462
nach mehr als zehn Jahren	1 149 747	1 124 529	1 163 738	1 132 535
Gesamt	8 213 230	8 262 047	8 350 307	8 422 878
Handelsbestand				
zwischen einem und fünf Jahren	–	–	7 832	7 878
zwischen fünf und zehn Jahren	–	–	38 789	39 016
Gesamt	–	–	46 620	46 895

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten und unrealisierte Gewinne und Verluste aus dem dispositiven Bestand der Kapitalanlagen (Availble-For-Sale und Trading)

30.6.2002 in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 811 174	17 536	8 999	1 819 711
Schuldtitel der US-Regierung	1 364 736	32 176	3 193	1 393 719
Schuldtitel anderer ausländischer Staaten	402 626	6 231	3 837	405 020
Schuldtitel von Unternehmen	3 168 276	66 854	67 532	3 167 598
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	753 364	22 763	20 300	755 827
Aus Investmentfonds	448 076	828	–	448 904
Andere Wertpapiere	264 978	6 328	38	271 268
	8 213 230	152 716	103 899	8 262 047
Dividendentitel				
Aktien	279 586	23 035	22 997	279 624
Aus Investmentfonds	768 820	3 233	145 070	626 983
Andere Dividendentitel	1 106	566	–	1 672
	1 049 512	26 834	168 067	908 279
Kurzfristige Anlagen	607 227	–	–	607 227
Gesamt	9 869 969	179 550	271 966	9 777 553
Handelsbestand				
Dividendentitel				
Derivate	–	5 406	–	5 406
Gesamt	–	5 406	–	5 406

31.12.2001 in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwerte
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 696 999	20 010	8 453	1 708 556
Schuldtitel der US-Regierung	1 381 566	39 156	2 435	1 418 287
Schuldtitel anderer ausländischer Staaten	383 918	8 075	14 393	377 600
Schuldtitel von Unternehmen	3 284 762	98 143	64 378	3 318 527
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	788 316	15 138	16 692	786 762
Aus Investmentfonds	562 144	–	5 545	556 599
Andere Wertpapiere	252 602	4 930	985	256 547
	8 350 307	185 452	112 881	8 422 878
Dividendentitel				
Aktien	309 407	33 027	21 089	321 345
Aus Investmentfonds	746 787	884	47 993	699 678
Andere Dividendentitel	728	–	300	428
	1 056 922	33 911	69 382	1 021 451
Kurzfristige Anlagen	622 569	–	–	622 569
Gesamt	10 029 798	219 363	182 263	10 066 898
Handelsbestand				
Festverzinsliche Wertpapiere				
Schuldtitel von Unternehmen	46 620	275	–	46 895
Dividendentitel				
Derivate	–	9 287	408	8 879
Gesamt	46 620	9 562	408	55 774

Ergebnis der Kapitalanlagen

in TEUR	30.6.2002	30.6.2001
Erträge aus Grundstücken	16 809	12 687
Dividenden	24 322	43 383
Laufende Kapitalanlageerträge	243 941	236 550
Sonstige Kapitalanlageerträge	192 228	127 078
Ordentliche Kapitalanlageerträge	477 300	419 698
Realisierte Gewinne aus dem Verkauf von Kapitalanlagen	73 331	75 189
Realisierte Verluste aus dem Verkauf von Kapitalanlagen	67 806	63 779
Unrealisierte Gewinne und Verluste	-15 061	10 385
Sonstige Kapitalanlageaufwendungen	87 684	18 052
Kapitalanlageergebnis	380 080	423 441

5.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten zum Stichtag 1.868 (31.12.2001: 1.780) Mitarbeiter. Von diesen Personen waren zum Stichtag 705 (31.12.2001: 707) Personen im Inland tätig. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

5.3 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird entsprechend SFAS 130 (Reporting of Comprehensive Income) als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Befristet bis zum 31. August 2002 besteht ein genehmigtes Kapital in Höhe von 0,8 Mio. EUR zur Ausgabe von Belegschaftsaktien.

Weiterhin besteht ein genehmigtes Kapital in Höhe von 12,7 Mio. EUR bis zum 1. Juli 2004.

Das gezeichnete Kapital erhöhte sich zum 6. Juni 2002 um 14,4 Mio. EUR durch Umwandlung aus der Kapitalrücklage.

Entwicklung des Konzern-Eigenkapitals

30.6.2002 in TEUR	Anfangs-bestand	Kapital-erhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinn-rücklagen	Konzern-Eigen-kapital	Minder-heits-anteile	Konzern-Eigenkapital inkl. Minder-heitsanteile
Gezeichnetes Kapital	82 799	14 365	–	–	97 164		
Kapitalrücklage	388 816	-14 365	–	–	374 451		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-42 921	–	-66 352	–	-109 273		
Eigene Anteile	–	–	–	–	–		
Gewinnrücklagen	1 243 334	–	–	–	1 243 334		
Überschuss	–	–	–	146 342	146 342		
Gezahlte Dividende	–	–	–	–	–		
Sonstige Veränderungen	–	–	–	-89 825	-89 825		
Gesamt	1 672 028	–	-66 352	56 517	1 662 193	304 555	1 966 748

31.12.2001 in TEUR	Anfangs-bestand	Kapital-erhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinn-rücklagen	Konzern-Eigen-kapital	Minder-heits-anteile	Konzern-Eigenkapital inkl. Minder-heitsanteile
Gezeichnetes Kapital	75 493	7 306	–	–	82 799		
Kapitalrücklage	201 794	187 022	–	–	388 816		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	63 477	–	-106 398	–	-42 921		
Eigene Anteile	–	–	–	–	–		
Gewinnrücklagen	1 232 615	–	–	–	1 232 615		
Jahresüberschuss	–	–	–	11 084	11 084		
Gezahlte Dividende	–	–	–	-69 990	-69 990		
Sonstige Veränderungen	–	–	–	69 625	69 625		
Gesamt	1 573 379	194 328	-106 398	10 719	1 672 028	307 811	1 979 839

6. Übrige Erläuterungen

6.1 Haftungsverhältnisse

Eine von der Hannover Finance Inc., Wilmington/USA im Geschäftsjahr 1999 begebene Surplus Note über 400,0 Mio. USD hat die Hannover Rück durch eine Garantie abgesichert.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Stichtag belief es sich auf 1.505,4 Mio. EUR (31.12.2001: 1.403,6 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Stichtag auf 3.097,7 Mio. EUR (31.12.2001: 3.314,4 Mio. EUR).

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/
Public Relations

Dr. Lutz Köhler

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
lutz.koehler@hannover-re.com

Investor Relations

Holger Verwold

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com